                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2001


                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ________________ to ________________.


                         Commission File No.: 000-12954


         A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                           Cadmus Thrift Savings Plan

         B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                        Cadmus Communications Corporation
                         1801 Bayberry Court, Suite 200
                            Richmond, Virginia 23226

                              REQUIRED INFORMATION

     The following financial statements are furnished for the Cadmus Thrift
                                  Savings Plan:

                        Report of Independent Accountants

      Statements of Net Assets Available for Benefits - Modified Cash Basis
                           December 31, 2001 and 2000

 Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis
                      for the Year Ended December 31, 2001

            Notes to Financial Statements December 31, 2001 and 2000

      Schedule of Assets Held for Investment Purposes - Modified Cash Basis
                              at December 31, 2001

                       Consent of Independent Accountants

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           CADMUS THRIFT SAVINGS PLAN
                                           Cadmus Communications Corporation
                                           (As Plan Administrator)


     June 26, 2002                         By: /s/  Stephen E. Hare
-----------------------                        --------------------
         (Date)                                Stephen E. Hare
                                               Executive Vice President
                                                 and Chief Financial Officer

                           CADMUS THRIFT SAVINGS PLAN
                              Financial Statements

                           December 31, 2001 and 2000

                           CADMUS THRIFT SAVINGS PLAN


                                Table of Contents

                                                                                                   Page
                                                                                                   ----
Report of Independent Accountants                                                                    1

Financial Statements:
     Statements of Net Assets Available for Benefits - Modified Cash Basis                           2
     Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis                 3
     Notes to Financial Statements                                                                  4-8

Supplemental Information:
     Schedule of Assets Held for Investment Purposes - Modified Cash Basis at
      December 31, 2001                                                                              9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  Cadmus Thrift Savings Plan:

         We have audited the accompanying statements of net assets available for benefits - modified cash basis of the Cadmus Thrift Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits - modified cash basis for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cadmus Thrift Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, on the modified cash basis of accounting as described in Note 2.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Richmond, Virginia
June 7, 2002

                           CADMUS THRIFT SAVINGS PLAN

                Statements of Net Assets Available for Benefits -
                               Modified Cash Basis
                           December 31, 2001 and 2000

      Assets                                        2001            2000
      ------                                        ----            ----

 Investments, at fair value                     $116,819,230    $ 88,511,495
 Participant loans                                 4,130,735       3,123,362
                                                ------------    ------------

      Net assets available for benefits         $120,949,965    $ 91,634,857
                                                ============    ============





                See accompanying notes to financial statements.

                           CADMUS THRIFT SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits -
                               Modified Cash Basis
                      For the Year Ended December 31, 2001

 Additions:
     Additions to net assets attributed to:
         Investment income:
         Interest and dividends                                        $    4,316,562
         Net depreciation in the fair value of investments               (  6,303,955)
                                                                       --------------
                  Total investment income (loss)                         (  1,987,393)
                                                                       --------------

         Contributions:
              Employer                                                      2,283,753
              Participants                                                  7,074,626
              Rollovers                                                       343,405
                                                                       --------------
                  Total contributions                                       9,701,784
                                                                       --------------
                  Total additions                                           7,714,391
                                                                       --------------

 Deductions:
     Benefits paid to participants                                          8,933,942
     Fiduciary and investment manager fees                                    135,427
                                                                       --------------
                  Total deductions                                          9,069,369
                                                                       --------------

 Transfer in of merged plan assets                                         30,670,086
                                                                       --------------

                  Net increase                                             29,315,108
                                                                       --------------

 Net assets available for benefits:

     Beginning of year                                                     91,634,857
                                                                       --------------

     End of year                                                       $  120,949,965
                                                                       ==============




                See accompanying notes to financial statements.

                           CADMUS THRIFT SAVINGS PLAN

                          Notes to Financial Statements

1.        Description of Plan:

          The following description of the Cadmus Thrift Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General: The Plan is a defined contribution plan covering substantially all employees of Cadmus Communications Corporation and its subsidiaries (the "Company"), with the exception of employees who are members of one of the following collective bargaining units: East Stroudsburg Typographical Union Local #14810, Graphic Communications Union - Local 160-M, Graphic Communications International Union - Local 138B and Lancaster Local No. 70 - Printing, Publishing and Media Workers Sector - CWA. Generally, employees who have attained age 18 and have completed one month of service, as defined in the Plan, are eligible to participate in the Plan. Eligibility requirements differ for employees who are members of collective bargaining units. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          Effective January 1, 2001, the Mack Printing Company Thrift Plan was merged into the Plan. Assets from the Mack Printing Company Thrift Plan were transferred to the Plan's trustee.

          Plan Administration: Overall responsibility for administering the Plan rests with the Benefits and Investment Committee (the "Committee") of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is trustee for the Plan.

          Contributions: The Plan provides for participant contributions of up to 18% of annual compensation, as defined in the Plan. The Company will make a quarterly matching contribution out of its profits in an amount equal to 25% of participant contributions, based on the lesser of each participant's contribution or 6% of the participant's compensation. The Company may make discretionary matching contributions as determined annually by its Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

          Additionally, the Company contributes a percentage of annual base compensation on behalf of participants employed at the Science Press Division, Port City Press Division and non-bargaining unit employees of the East Stroudsburg Division in lieu of a contribution to the Company's defined benefit pension plan. For employees of collective bargaining units at the East Stroudsburg Division, the Company contributes a flat dollar amount to the Plan in lieu of a contribution to the Company's defined benefit pension plan.

                           CADMUS THRIFT SAVINGS PLAN

1.       Description of Plan, continued:

         Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' accounts are used to pay administrative expenses of the Plan, and any excess is used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company matching contributions, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

         Payment of Benefits: Distribution of the vested portion of a participant's account will occur upon the participant's termination of service, retirement, death, or disability, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in semi-annual installments for up to five years or, in certain cases, for life.

         Forfeitures: Forfeited balances of participants' non-vested accounts are used to reduce future Company contributions. Forfeitures were $19,843 and $249,995, respectively, for the Plan years ended December 31, 2001 and 2000.

         Investment Options: Upon enrollment in the Plan, participants may direct the trustee as to the investment of their account balances into eleven investment options offered by the Plan. The Plan currently offers one common/collective trust, nine mutual funds, and one fund investing in Cadmus Communications Corporation common stock as investment options for participants. Participants may change their investment elections at any time.

         Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, unless the proceeds are used to acquire a principal residence. Only two loans per participant may be outstanding at any time. The loans are secured by the vested balance in the participant's account and bear interest at a fixed rate equal to The Wall Street Journal's prime rate at the time of the borrowing plus 1.5%. Principal and interest are paid ratably through payroll deductions.

2.       Summary of Significant Accounting Policies:

         Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid. Receivables, payables, and accrued expenses are not reflected.

                           CADMUS THRIFT SAVINGS PLAN

         Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits - modified cash basis as net appreciation (depreciation) in fair value of investments. Participant loans are valued at cost, which approximates fair value.

         The Stable Value Common Trust Fund is valued at contract value, which approximates fair value. The average yields for the Stable Value Fund were 7.5% and 6.0% for the years ended December 31, 2001 and 2000, respectively. As of December 31, 2001 and 2000, the interest rates for the Stable Value Common Trust Fund ranged from 5.81% to 7.83%.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the modified cash basis.

         Payment of Benefits: Benefits are recorded when paid.

         Use of Estimates: The preparation of financial statements in conformity with the modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.       Investments:

         Investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                                 2001                2000
                                                                 ----                ----
          T. Rowe Price:
             Balanced Fund                                   $  23,419,840    $   26,837,804
             Stable Value Common Trust Fund                     20,126,566        15,805,533
             Growth Stock Fund                                  16,233,639        13,810,768
             Equity Index Fund                                  16,461,967        15,338,384
             Small-Cap Value Fund                                6,591,026         4,932,498
             New Horizons Fund                                   8,587,577             *
             U.S. Treasury Intermediate Fund                     6,117,651             *
             Value Fund                                         11,334,268             *

 *  Represents less than 5% of net assets.

                           CADMUS THRIFT SAVINGS PLAN

3.       Investments, continued:

     During 2001, the Plan's investments appreciated (depreciated) in fair value as follows:

           Mutual funds                                       $    (6,772,849)
           Common stock                                               468,894
                                                               --------------
                     Net depreciation                         $    (6,303,955)
                                                               ==============

4.       Administrative Expenses:

         Administrative expenses of the Plan are paid by the Company. All investment advisory fees are paid by the Plan and are reduced by applicable forfeitures. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.       Tax Status:

         The Plan obtained its latest determination letter on January 17, 1996, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. During 2002, the Plan filed a request for determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.       Related-Party Transactions:

         The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedule.

                           CADMUS THRIFT SAVINGS PLAN

8.       Reconciliation to Form 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as filed by the Company as of December 31:

                                                                                   2001                  2000
                                                                                   ----                  ----
              Net assets available for benefits per the
               financial statements                                        $     120,949,965     $      91,634,857
              Contributions receivable                                               715,628             1,059,882
              Accrued benefits payable                                       (         9,147)      (        89,487)
              Accrued expenses                                               (        23,308)      (        17,645)
                                                                           -----------------     -----------------
              Net assets available for benefits per the
               Form 5500                                                   $     121,633,138     $      92,587,607
                                                                           =================     =================

         The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 2001:

              Additions to net assets per the financial statements                               $       7,714,391
              Contributions receivable, net                                                        (       344,254)
              Contributions receivable of merged plan                                              (       275,860)
                                                                                                 -----------------

              Additions to net assets per the Form 5500                                          $       7,094,277
                                                                                                 =================

         The following is a reconciliation of deductions from net assets per the financial statements to the Form 5500 for the years ended December 31, 2001:

              Deductions from net assets per the financial statements                            $       9,069,369
              Accrued benefits payable, net                                                        (        80,340)
              Accrued expenses, net                                                                          5,663
                                                                                                 -----------------

              Deductions from net assets per the Form 5500                                       $       8,994,692
                                                                                                 =================

         The following is a reconciliation of transfers of assets per the financial statements to the Form 5500 for the year ended December 31, 2001:

              Transfers of assets per the financial statements                                   $      30,670,086
              Contributions receivable                                                                     275,860
                                                                                                 -----------------

              Transfers of assets per the Form 5500                                              $      30,945,946
                                                                                                 =================

9.       Subsequent Event:

           Effective January 1, 2002, certain employees of the Company's East Stroudsburg division who are members of the East Stroudsburg Typographical Union Local #14810 became participants in the Plan.

                           CADMUS THRIFT SAVINGS PLAN

                            EIN: 54-1274108 Plan-003

      Schedule of Assets Held for Investment Purposes - Modified Cash Basis
                                December 31, 2001

                                                                                   Current
Description of Investment                        Type of Investment                 Value
-------------------------                        ------------------                 -----
 T. Rowe Price:*
   Balanced Fund                                     Mutual fund                $ 23,419,840
   Stable Value Common Trust Fund              Common/Collective trust            20,126,566
   Growth Stock Fund                                 Mutual fund                  16,233,639
   Equity Index Fund                                 Mutual fund                  16,461,967
   Small-Cap Value Fund                              Mutual fund                   6,591,026
   International Stock Fund                          Mutual fund                   2,959,227
   New Horizons Fund                                 Mutual fund                   8,587,577
   U.S. Treasury Intermediate Fund                   Mutual fund                   6,117,651
   Value Fund                                        Mutual fund                  11,334,268
   Prime Reserve Fund                             Money market fund                3,031,851
 Cadmus Communications Corporation*         Common stock (176,979 shares)          1,955,618
 Participant loans                   Interest rates ranging from 9.25% to 11.0%    4,130,735
                                                                                ------------
                                                                                $120,949,965
                                                                                ============

"Cost" is not required as all investments are participant directed.

* Indicates a party-in-interest to the Plan.

See accompanying notes to financial statements.